Exhibit 21.1

Subsidiaries of KAYAK Software Corporation

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
SideStep, Inc.	Delaware	100%
swoodoo GmbH	Germany	100%
JaBo Software Vertrieb-und Entwicklung GmbH (d/b/a checkfelix.com)	Austria	100%
KAYAK Software (UK) Limited	England and Wales	100%
KAYAK Europe GmbH	Switzerland	100%